Exhibit 99.1

NextSource Materials Secures Offtake Agreement with
thyssenkrupp Materials Trading

NEWS RELEASE – TORONTO, May 25, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce it has executed an offtake agreement (“the Offtake”) with thyssenkrupp Materials Trading GmbH (“thyssenkrupp”), an international trading and services company headquartered in Essen, Germany, for a long-term commercial agreement for the sale of NextSource’s SuperFlake® graphite products.

KEY HIGHLIGHTS

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Long-term binding commercial agreement between the parties for the sale of a minimum of 35,000 tonnes per annum (tpa) of SuperFlake® graphite concentrate from the Company’s Molo mine in Madagascar.

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The term of the agreement is 10 years with an automatic 5-year extension.

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Product will be for the refractory and expandable graphite (graphite foil) markets for sale in, but not limited to, Europe, the United Kingdom, North America, Mexico, China and South Korea.

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As Phase 1 initial production of the Molo mine in Madagascar will be approximately 17,000, the requested offtake sales volumes by thyssenkrupp will be phased:

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Minimum of 7,300 tonnes per annum (“tpa”) during Phase 1 initial production, with commissioning targeted in April 2022.

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Additionally up to 35,000 tpa to be available in Phase 2, with targeted production by Q2 of 2024

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The initial tonnage volume will be used by thyssenkrupp to verify run-of-mill production of SuperFlake®, which will then trigger the much larger volume expansion of 35,000 tonnes requested.

Wolfgang Schnittker,, CEO of thyssenkrupp Materials Trading commented, “The trustful cooperation with NextSource enables us to further expand our strong presence in the international foundry and refractories industry. It is our unique selling point to competitively serve various industries but especially emerging industries and their highly specified requirements.”

NextSource President and CEO, Mr. Craig Scherba said, “This executed offtake agreement for the sale of our SuperFlake® graphite was the culmination of a multi-year process and is yet another significant milestone in the Company’s strategy in becoming a graphite producer of consequence. We are extremely pleased to formalize this partnership with thyssenkrupp given their expertise, scale, and extensive global distribution network. We look forward to expanding our relationship together as we organically expand our graphite market share over the years to come.”

Jörg Glebe, Chief Operating Officer of thyssenkrupp Materials Trading and responsible for the minerals business added: “The partnership with NextSource underlines the consistent continuation of our activities to expand our high-quality graphite supply sources outside of China. In particular, the distribution range of the graphite flakes enables us to supply our customers even more in accordance with their needs and to support them in their long-term growth plans.”

thyssenkrupp Materials Trading is an international trading and services company headquartered in Essen, Germany. Its product range includes raw materials such as alloys, nonferrous metals, minerals, coke, coal and ores, various raw materials for future technologies, metallurgical products such as steel and pipes, pipe accessories, finished steel and stainless steel, as well as trading with new and used industrial equipment, machine tools, spare parts, and structural elements for hydraulic steel engineering and the offshore sector, plus materials and logistics services of all kinds. The range is rounded out by tailored offers including financing and shipment.

ABOUT THYSSENKRUPP MATERIALS SERVICES

With around 480 locations – 271 of them warehousing locations – in over 40 countries, thyssenkrupp Materials Services is the biggest mill-independent materials distributor & service provider in the western world. The wide-ranging capabilities offered by the materials experts enable customers to concentrate more on their individual core business and span two strategic areas: global materials distribution as a one-stop-shop – from steel, tubes and pipes, nonferrous metals and specialty materials to plastics and raw materials – and tailored services in the areas of materials management and supply chain management. An extensive omni-channel architecture offers 250,000 customers worldwide round-the-clock access to more than 150,000 products and services. A high-performance logistics system ensures that all deliveries are integrated smoothly into customer production processes on a just-in-time or just-in-sequence basis.

TEMPORARY SYMBOL CHANGE ON US EXCHANGE DUE TO SHARE CONSOLIDATION

Pursuant to the Company’s May 18, 2021 news release announcing the implementation of a consolidation (reverse stock split) of its Common Shares effective May 25, 2021, the Financial Industry Regulatory Authority (“FINRA”) announced the share consolidation will also take effect in the US Markets under symbol NSRCF on May 25, 2021 in line with NextSource’s primary exchange, the Toronto Stock Exchange (“TSX”). As a result of the reverse split, FINRA will append a “D” as the fifth character in place of the “F” for a temporary period of 20 business days. After 20 business days the symbol will revert back to NSRCF.

ABOUT SUPERFLAKE® GRAPHITE

As announced in November 2015, independent testing by various third-party end users of flake graphite confirmed that NextSource’s SuperFlake® graphite meets or exceeds quality requirements for all major end-markets for natural flake graphite. The major end-markets are refractories, anode material for lithium-ion batteries, specialty graphite foils used as essential components in the chemical, aeronautical and fire-retardant industries, and graphene in high-end ink and substrate applications.

As detailed in the Molo 2019 Feasibility Study, SuperFlake® graphite concentrate can achieve 98% carbon (C) purity with simple flotation, has excellent thermal expansion, can be easily upgraded to 99.97% purity (battery grade), contains no deleterious substances and has high crystallinity.

SuperFlake® graphite concentrate has excellent flake size distribution that is well above the global average, with 46.4 percent being classified as +80 (large), +65 (extra large) and +48 (jumbo) mesh in flake size. Specifically, 23.6 percent of SuperFlake® graphite concentrate is +48 mesh and greater in size.

SuperFlake® is a registered trademark in the United States, Canada, Japan, South Korea, U.K. and the European Union. These key jurisdictions represent the top demand markets for flake graphite and the locations where NextSource intends to sell its SuperFlake® graphite and anode material.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

Targeting commercial production by April 2022, the Company’s Molo graphite project in Madagascar is regarded as one of the largest and highest-quality graphite deposits globally and the only project with SuperFlake® graphite.

With expected low-cost operations and both its mining and environmental licenses in place, NextSource Materials has forged strategic and exclusive partnerships with key supply chain participants to provide graphite-based anode material to international OEMs for lithium-ion and fuel cell applications, and graphite for high-end, value-added applications where graphite is an essential material.

The Company will enter into production in phases and utilize an all-modular build approach to construct the Molo graphite mine. Initial production is expected to be approximately 17,000 tonnes per annum (“tpa”) over the first two years of production, followed by a significant expansion in production planned in year three to match market demand.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF"

Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the parameters of the project, mineral resource and reserve estimates and data verification procedures.

Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com.

This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” ("forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release include statements regarding statements regarding the Sales agreement with tk, the processing plant capacity and timing for Phase 1 and any expansion plans beyond. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release, including but not limited to the risks that the Molo Graphite Mine is not built on the expected time and cost estimates, that the mineral reserve and resource estimates for the Molo Graphite Mine are incorrect, that expected recoveries and costs to produce SPG are incorrect, and that permits and licences to operate the Molo Graphite Mine may not be renewed or may be revoked, and other risks discussed in the Company’s public disclosure documents. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.